September 12, 2017

Ms. Kimberly Browning
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:

MSS Series Trust; File No. 333-219416

Dear Ms. Browning:

On July 21, 2017, MSS Series Trust (the “Registrant” or the “Fund”) filed a combined Information Statement and registration statement on Form N-14 (the “N-14”).  Registrant previously filed a response to your initial comments on August 25, 2017.  You provided additional comments last week via telephone to Cassandra Borchers.  Those additional comments are summarized below.  Following each comment are the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the document to which the applicable comment relates.  Registrant understands, in accordance with SEC’s public announcement on October 5, 2016, that management and the Registrant are responsible for the accuracy of the disclosures in the N-14.

General Comments

1.

Comment:  Please clarify or reintroduce cross-references to the prospectus filed on behalf of the New Fund, if appropriate.  Otherwise, the Staff notes that the N-14 must contain all required information and represent a complete prospectus.

Response:  With regard to the incorporation by reference guidance, Counsel reviewed Rule 430 and Registrant believes that the prospectus filed under 485(b) on August 31, 2017, does meet the threshold of being substantially complete as it “contains substantially the information required by the Act and the rules and regulations thereunder to be included in a prospectus meeting the requirements of section 10(a) of the Act for the securities being registered.”  Therefore, Registrant intends to incorporate the New Fund prospectus by reference as appropriate in the N-14.  We note, however, that corresponding revisions to the New Fund’s prospectus will be made to reflect revisions to the N-14 prompted by response to Comments 5, 7, 8, 9, 10, and 12 below.  As discussed with Cassandra Borchers, the Existing Fund Shareholders will be provided the N-14.  Any New Fund sale of shares after the Reorganization will be made in accordance with the New Fund prospectus, which will be effective on September 22, 2017.  Registrant again confirms that the New Fund prospectus will not be utilized until after the Reorganization is complete.

2.

Comment:  Please explain the reference to “SEC film number” in referring to and incorporating by reference previous filings.

Response:  Registrant notes the far right column of the SEC website which reflects Registrant’s filings references “File/Film Number”.  The numbers provided were the film numbers, but Registrant has revised those references to reflect “file/film number”, and provided both, as suggested and discussed with Cassandra Borchers.

Questions and Answers (“Q&A”)

3.

Comment: As discussed, we understand the following disclosure in regards to the Existing Fund shareholders possibly holding a smaller percentage of ownership in the New Fund has been removed as it is not applicable: “[a]s a result of the Reorganization, an Existing Fund shareholder may hold a smaller percentage of ownership in the New Fund than such shareholder held in the Existing Fund prior to the Reorganization.”

Response: Registrant confirms.

Fees and Expenses

4.

Comment:  Please revise the disclosure within this section to state in plain English that the New Fund’s expenses may change from year-to-year.

Response:   The disclosure has been revised:

“The Shareholder fees of the Existing Fund and New Fund are identical.  Initially, the operating expenses of the New Fund are expected to be the same as the current operating expenses for the Existing Fund.  However, the New Fund’s operating expenses may change from year to year, even though CCA will continue using identical investment strategies in managing the New Fund.”

5.

Comment:  Please revise the disclosure, “if such recoupment…can be achieved within the lesser of the foregoing expense limits or any then-current expense limits” within footnotes 2 and 3 to the fee table to state: “if such recoupment…does not cause the Existing Fund’s/New Fund’s expenses to exceed both 1) the expense cap in place at the time the expenses were waived, or 2) the Existing Fund’s/New Fund’s current expense cap.

Response: The requested revisions have been made.

Comparison of the Existing Fund and New Fund – Investment Objectives and Principal Investment Strategies

6.

Comment:  Please revise this section to clarify that the references are being made to both Funds. In this regard, please consider adding a table with comparative columns for each Fund.  Portions of the disclosure can revert back to discussing each Fund.

Response:  Registrant has further revised the disclosure, with the intention of clarifying that the Existing Fund and New Fund are substantially identical.  The investment strategies will not change.

7.

Comment: Given the disclosure “[e]ach Fund attempts to capture the performance of the riskier portion of the domestic and international equity and fixed income markets…” – please define the phrase “riskier portion.”

Response: Registrant has updated the disclosure to state: “the ‘riskier’ portion (those with highest expected return sensitivity) ….”

8.

Comment: Please consider whether the following disclosure is accurate: “[f]rom time to time a substantial portion of the Fund’s equity investments may also be concentrated in a particular industry sector or sectors, such as real estate or technology.” Consider revising to state:  “[f]rom time to time a substantial portion of the Fund’s equity investments may also be focused in a particular industry sector or sectors, such as real estate or technology.”

Response:  The suggested revision has been made.

Fundamental Investment Policies

9.

Comment:  Please revise the disclosure: “If borrowing restrictions have been reached in accordance with Section 18(f)(1), the Fund shall reduce its borrowing within 3 days to the extent required to meet its asset coverage requirements” to state “If borrowing restrictions have been reached in accordance with Section 18(f)(1), the Fund shall reduce its borrowing within 3 days (not including Sundays and holidays) to the extent required to meet its asset coverage requirements.”

Response:  The request revision has been made.

10.

Comment:  Please confirm the  assignment of the Operating Expense Limitation Agreement, which reflects rights of recoupment will be filed as an exhibit.

Response:  Registrant confirms.

11.

Comment:  With regard to Section 18(f)(1) leverage, please revise relevant language to clearly disclose all risks associate with such borrowing, as well as stating that the purpose of such action may be for hedging and/or speculative reasons.

Response:  Registrant has revised the strategy and risk disclosures to state that borrowing money to make additional portfolio investments would be for speculative purposes.   Registrant notes that hedging involves taking an offsetting position in a derivative in order to balance any gains and losses to the underlying asset, and neither the Existing Fund or New Fund intend to engage in hedging.

The Leverage Risk has been revised:

“Leverage Risk.  Borrowing magnifies the potential for losses and exposes the Fund to interest expenses on money borrowed.  This is the speculative factor known as leverage.  Because the Fund's investments will fluctuate in value, whereas the interest obligations on borrowed funds may be fixed, during times of borrowing, a Fund's NAV may tend to increase more when its investments increase in value, and decrease more when its investments decrease in value.  Unless profits on assets acquired with borrowed funds exceed the costs of borrowing, the use of borrowing will diminish the investment performance of the Fund compared with what it would have been without borrowing.  Leverage significantly increases the risk to the shareholder that the Fund may default, which may result in substantial losses to the shareholder and/or a forced sale of Fund assets at an undesirable price.”

Performance History – Existing Fund

12.

Comment:  Please revise the use of “Barclays Global Aggregate Bond Index” as the primary board based index for the Fund, as the Fund’s portfolio is not currently invested in bonds thus making a bond index misleading. Please choose an index that accurately reflects the Fund’s current investments.

Response:  Although Registrant does not consider the Barclays Global Aggregate Bond Index to be misleading (because the Fund at times has been, and may again be, invested 100% in bonds ).  However, Registrant has revised the N-14 to reflect the MSCI ACWI Index as the primary benchmark for the Fund.

If you have further questions, or require additional information, please contact JoAnn Strasser at 614-469-3265 or Cassandra Borchers at 513-260-4075.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP